Exhibit 21.1

Subsidiaries

1.	Arkados, Inc., a Delaware corporation – 100% owned by Solbright Group, Inc.

2.	SolBright Energy Solutions, LLC, a Delaware limited liability company – 100% owned by Solbright Group, Inc.